SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

TAT TECHNOLOGIES LTD.
(Name of Registrant)

  P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated December 1, 2014 re TAT Technologies Ltd. Reports Third Quarter 2014 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2014 Results

GEDERA, Israel, Monday, December 1, 2014 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and nine month periods ended September 30, 2014.

Mr. Itsik Maaravi, TAT’s President & CEO commented “The first nine months of 2014 were a challenging period for the TAT group in terms of revenues and profits mainly due to changes in product mix and delays in some orders. Continuously, we increase our marketing and sales efforts, as well as our activities in improving our production efficiency and the responsiveness and support to our customers. Sharp increase in the USD/NIS exchange rate at the end of the third quarter had a negative impact on the company’s financial expenses as the company recorded losses on some outstanding currency hedging instruments. The recent devaluation of the NIS vs. the USD is expected to favorably impact the company’s operational expenses quoted in NIS beginning in the fourth quarter. During the third quarter we announced a significant contract awarded to our Piedmont subsidiary for the maintenance of landing gear systems of the Embraer E-175 fleet of Republic Airlines. We believe that such contract will position us as a world leading maintenance service provider for Embraer E – 170/190 Landing Gear as the fleet is just entering the first cycle of major overhaul requirements”.

Financial Highlights for the Third quarter of 2014:

●	Total Revenue: $20.3 million compared to $18.9 million for the third quarter of 2013.

●	Operating income: $0.6 million compared to $0.9 million for the third quarter of 2013.

•	Net income (loss): net loss of $(0.4) million compared to net income $0.8 million for the third quarter of 2013.

●	Earnings (loss) per share basic and diluted: loss of $(0.05) per share compared to earnings of $0.09 per share in the third quarter of 2013.

●	Cash and cash equivalents and short-term bank deposits: $30.5 million compared to $29.9 million as of December 31, 2013.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 28% of the equity of First Aviation Services, a world-wide service provider to the aerospace industry and a one-stop-shop for maintenance, repair and overhaul services (for propellers and landing gear) for the General Aviation Industry.

For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com

Tiko Gadot – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
TikoG@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2014	2013
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$20,399	$19,814
Short-term bank deposits	10,128	10,059
Accounts receivable-trade (net of allowance for doubtful accounts of $123 as of September 30, 2014 and December 31, 2013)	14,305	18,387
Other accounts receivable and prepaid expenses	5,572	3,314
Inventory	30,794	29,395
Assets held for sale	-	9,959

Total current assets	81,198	90,928

Long-term assets:
Investment in an affiliated company	2,511	2,289
Funds in respect of employee rights upon retirement	2,820	2,900
Long-term deferred tax	1,392	1,616
Property, plant and equipment, net	11,589	11,147

Total Long-term assets	18,312	17,952

Total assets	$99,510	$108,880

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loan and current maturities of long-term loans	$-	$910
Trade accounts payables	4,577	6,941
Other accounts payable and accrued expenses	6,443	5,815
Liabilities held for sale	-	3,428

Total current liabilities	11,020	17,094

Long-term liabilities:
Other accounts payable	40	58
Liability in respect of employee rights upon retirement	3,028	3,140
Long-term deferred tax liability	1,111	1,058

Total long-term liabilities	4,179	4,256

EQUITY:
Share capital	2,792	2,792
Additional paid-in capital	64,482	64,454
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive loss	-	(429)
Retained earnings	19,125	20,840
Total TAT Technologies shareholders' equity	84,311	85,569
Non-controlling interest	-	1,961

Total equity	84,311	87,530

Total liabilities and equity	$99,510	$108,880

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2014	2013	2014	2013	2013
	(unaudited)				(audited)
Revenues:
Products	$7,483	$7,578	$23,015	$23,592	$34,364
Services	12,841	11,379	36,326	34,763	45,187
	20,324	18,957	59,341	58,355	79,551

Cost and operating expenses:
Products	5,911	6,013	17,511	17,700	24,892
Services	10,458	8,875	30,114	26,773	35,987
	16,369	14,888	47,625	44,473	60,879
Gross Profit	3,955	4,069	11,716	13,882	18,672

Operating expenses:
Research and development, net	324	177	885	605	713
Selling and marketing	776	768	2,415	2,334	3,150
General and administrative	2,216	2,205	6,771	6,957	9,512
Other income	(4)	(6)	(11)	(13)	(20)
	3,312	3,144	10,060	9,883	13,355
Operating income from continuing operations	643	925	1,656	3,999	5,317

Financial income (expenses), net	(812)	(26)	(783)	7	(50)
Loss from dilution of interests in affiliated company	-	-	(45)	-	-

Income (loss) from continuing operations before taxes on income	(169)	899	828	4,006	5,267

Taxes on income	315	245	810	1,181	1,041

Net income (loss) from continuing operations after taxes on income	(484)	654	18	2,825	4,226
Share in results of affiliated company	48	18	267	1,116	1,025

Net income (loss) from continuing operations	(436)	672	285	3,941	5,251
Net income (loss) from discontinued operations, net of tax	-	119	-	(423)	(2,429)

Net income (loss) attributable to TAT Technologies Ltd. shareholders	$(436)	$791	$285	$3,518	$2,822

Basic and diluted income (loss) per share
Net income from continuing operations per share attributable to controlling interest	$(0.05)	$0.08	$0.03	$0.45	$0.60
Loss from discontinued operations per share attributable to controlling interest	-	0.01	-	(0.05)	(0.28)
	$(0.05)	$0.09	$0.03	$0.40	$0.32

Weighted average number of shares outstanding
Basic	8,805,236	8,798,570	8,805,236	8,798,570	8,799,237
Diluted	8,805,236	8,798,570	8,830,610	8,798,570	8,808,920

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended December 31,
	September 30,
	2014	2013	2014	2013	2013
	(unaudited)				(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(436)	$791	$285	$3,518	$2,822
Net income (loss) from discontinued operations	-	119	-	(423)	(2,429)
Income (loss) from continuing operations	(436)	672	285	3,941	5,251

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	351	1,166	883	1,508	1,243

Changes in operating assets and liabilities	(1,521)	(391)	(526)	944	709

Net cash provided by (used in) operating activities	(1,606)	1,447	642	6,393	7,203

Cash flows provided by (used in) investing activities	(253)	(616)	2,852	390	70

Cash flows used in financing activities	-	(592)	(2,909)	(2,905)	(2,936)

Cash flows provided by (used in) discontinued operations	-	(189)	-	778	514

Net increase (decrease) in cash and cash equivalents	(1,859)	50	585	4,656	4,851

Cash and cash equivalents at beginning of period	22,258	22,392	19,814	17,786	17,786

Cash and cash equivalents at end of period	20,399	22,442	20,399	22,442	22,637
Less- Cash and cash equivalents of discontinued operations at end of period	-	3,087	-	3,087	2,823

Cash and cash equivalents of continuing operations at end of period	$20,399	$19,355	$20,399	$19,355	$19,814

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer

Date: December 1, 2014